82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

3rd August, 2004

SUPPL

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

04036071

Dear Sirs,

We enclose three copies of the Chairman's Speech on 'Redefining Corporate Contribution – ITC : In Pursuit of the Triple Bottomline', delivered at the 93rd Annual General Meeting of the Company (AGM) held on 30th July, 2004, alongwith 3 copies of the brochure 'Transforming Lives and Landscapes – ITC's Rural Development Philosophy at Work'. The aforesaid documents were also circulated to the Members at the AGM.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 8/9

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

3rd August, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

93rd Annual General Meeting of the Company held on 30th July, 2004, at Kolkata

We write to advise that all the resolutions placed at the 93rd Annual General Meeting held on 30th July, 2004 (AGM), in terms of the Notice dated 28th May, 2004, have been passed by the Members of the Company.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

Enduring value.
For the nation. For the shareholder.



TRANSFORMING LIVES AND LANDSCAPES

ITC's rural development philosophy at work

ITC Limited
Citizen
First

ITC Limited

Enduring value.
For the nation. For the shareholder.

LET'S PUT INDIA FIRST



ITC believes that an effective growth strategy for our nation must address the needs of rural India, home to 75% of our poor. It is imperative to ensure that India's economic growth is inclusive, embracing its villages, so as to free millions of our disadvantaged citizens from the indignity of poverty.

It is ITC's belief that India's rural transformation cannot be brought about by the government alone. Nor can the efforts of a few enterprises make a decisive difference. Only an inspired public-private partnership can transform lives and landscapes in rural India. ITC's humble endeavours have demonstrated that it is possible to create and sustain a model that can harmonise the need for shareholder value creation with making a substantial contribution to society.





ITC has partnered the Indian farmer for close to a century. ITC is now engaged in elevating this partnership to a new paradigm by leveraging information technology through its trail-blazing e-Choupal initiative. Additionally, ITC is significantly widening its farmer partnerships to embrace a host of value-adding activities: creating livelihoods by helping poor tribals make their wastelands productive; investing in rainwater harvesting to bring much-needed irrigation to parched drylands; empowering rural women by helping them evolve into entrepreneurs; providing infrastructural support to make schools exciting for village children.



Through these rural partnerships, ITC touches the lives of nearly 3 million villagers across India.

For ITC, these are expressions of a commitment beyond the market. Of a conviction that country must come before corporation. Of a true pride in being Citizen First.



For more information log on to www.itcportal.com

ITC Limited
Citizen
First

Empowering farmers | Greening wastelands | Irrigating drylands | Creating women entrepreneurs | Educating rural children




Transforming Lives and Landscapes

ITC's diversified business portfolio has enabled the Company to create and nurture numerous farmer partnerships in many value chains. These cover multiple crops and geographies. Leveraging these partnerships, ITC has created a number of unique community development programmes by synergising its social sector initiatives with its business plans.

ITC believes that the inter-dependence between its agri-based businesses and the farm sector constitutes a sustainable platform to enlarge its contribution to the Indian rural sector.






The core principles that drive these initiatives are:

- **Customise** the development model to address the diversity of rural India.
- **Enable** even marginal farmers to access knowledge to compete on an equal footing in the market place.
- **Empower** rural communities, so that development planning and implementation are participatory.

ITC's rural development initiatives embrace several critical areas:

- Web-enablement of the Indian farmer to help him access relevant knowledge and services to enhance farm productivity (page 3)
- Social and farm forestry to generate farm incomes in tribal hinterlands while restoring ecological balance (page 11)
- Integrated watershed development to reverse land degradation and provide critical irrigation (page 19)
- Economic empowerment of women to transform them into powerful agents of social change (page 23)
- Enhancing livestock quality to significantly improve dairy productivity (page 27)
- Primary education for the rural poor to enhance employability (page 31)



Given the low levels of literacy in the rural sector, the role of the Choupal Sanchalak, the lead farmer of the village, in facilitating physical interface between the computer terminal and the farmers is central to project e-Choupal.

ITC's e-Choupal movement – traditional farmers to new-age marketers



The immense potential of Indian agriculture is waiting to be unleashed. The endemic constraints that shackle this sector are well known – fragmented farms, weak infrastructure, numerous intermediaries, excessive dependence on the monsoon, variations between different agro-climatic zones, among many others. These pose their own challenges to improving productivity of land and quality of crops. The unfortunate result is inconsistent quality and uncompetitive prices, making it difficult for the farmer to sell his produce in the world market.

ITC's trail-blazing answer to these problems is the e-Choupal initiative; the single-largest information technology-based intervention by a corporate entity in rural India. Transforming the Indian farmer into a progressive knowledge-seeking netizen. Enriching the farmer with knowledge; elevating him to a new order of empowerment.

Through the e-Choupal initiative, ITC aims to confer the power of expert knowledge on even the smallest individual farmer. Thus enhancing his competitiveness in the global market.

e-Choupal delivers real-time information and customised knowledge to improve the farmer's decision-making ability, thereby better aligning farm output to market demands; securing better quality, productivity and improved price discovery. The model helps aggregate demand in the nature of a virtual producers' co-operative, in the process facilitating access to higher quality farm inputs at lower costs for the farmer. The e-Choupal initiative also creates a direct marketing channel, eliminating wasteful intermediation and multiple handling, thus reducing transaction costs and making logistics efficient. The e-Choupal project is already benefiting 2.4 million farmers. Over the next decade, the e-Choupal network will cover over 100,000 villages, representing 1/6th of rural India, and create more than 10 million e-farmers.

A digital transformation

ITC began the silent e-volution of rural India with soya growers in the villages of Madhya Pradesh. For the first time, the stereotype image of the farmer on his bullock cart made way for the e-farmer, browsing the e-Choupal website. Farmers now log on to the site through Internet kiosks in their villages to order high quality agri-inputs, get information on best farming practices, prevailing market prices for their crops at home and abroad and the weather forecast - all in the local language. In the very first full season of e-Choupal operations in Madhya Pradesh, soya farmers sold nearly 50,000 tons of their produce through the soyachoupal Internet platform, which has more than doubled since then. The result marks the beginning of a transparent and cost-effective marketing channel. Bringing prosperity to the farmers' doorstep.


सोया चौपाल

Smart Cards enable farmer identification to provide customised information on the soyachoupal.com website. Online transactions are captured to reward farmers for volume and value of usage.

Linking farmers to remunerative markets

Farmers grow wheat across several agro-climatic zones, producing grains of varying grades. Though these grades had the potential to meet diverse consumer preferences, the benefit never trickled down to the farmers, because all varieties were aggregated as one average quality in the mandis. Enter ITC's e-Choupal intervention. The e-Choupal site is now helping the farmers discover the best price for their quality at the village itself. The site also provides farmers with specialised knowledge for customising their produce to the right consumer segments. The new storage and handling system preserves the identity of different varieties right through the 'farm-gate to dinner-plate' supply chain. Encouraging the farmers to raise their quality standards and attract higher prices.



ITC provides the farmer appropriate documentation which records the quantity and quality of his output. Payment is instant.



ITC's mobile vans take the message of e-Choupal to new villages. Thereafter, virtual helpdesks enable the farmer to find solutions to his problems through online interactions. ITC has set up VSAT links to overcome connectivity problems.

Managing risks through technology

The whats and ifs in the aqua farmers' life posed daunting odds. They were haunted by the nightmare of contaminated soil, wrong levels of salinity in the water or the killer White Spot virus, any of which could wipe out an entire shrimp crop. Until ITC's aquachoupal site provided them the support and the know-how to cope with and manage such risks. Information on the aquachoupal site equips farmers with comprehensive know-how to keep abreast of food safety norms to compete in the international market. Information includes parameters for antibiotic usage, hygienic washing, sanitised dressing and air-tight packing. All these factors help to neutralise the risks involved in aqua farming. Making it economically much more attractive, benefiting hundreds of aqua farmers.


AQUA CARE CENTRE

ITC's Aqua Care Centre in Kakinada, Andhra Pradesh, has revolutionised the concept of shrimp seed testing. Its sophisticated laboratory detects the deadly White Spot virus in the shrimp seed and advises farmers on appropriate remedial action.





In the high-risk business of shrimp farming, the wealth of information provided by aquachoupal.com has proved a great boon for farmers in Andhra Pradesh. This success has encouraged ITC to plan its extension.

A dependable knowledge partner

Coffee planters in India have for years been tossed between the highs and lows of the international coffee market. The information needed to manage risks in the volatile global coffee market, price updates and prevalent trends in coffee trading were just not available to them. The launch of ITC's plantersnet.com has equipped India's coffee planters with appropriate knowledge base and risk management tools. The site arms them with the latest prices posted on commodity exchanges like CSCE in New York and LIFFE in London. Planters have access to technical analysis by experts to help them comprehend trends, trading ranges and chart patterns in simple language. 'Parity Chart' and the 'Calculator' on the site convert the coffee prices quoted in international auctions into raw coffee equivalent for the benefit of the small growers in India. Tradersnet, a special link on the site, brings together a large number of coffee planters, traders and roasters, creating a virtual market for transparent price discovery. ITC empowers Indian coffee growers with expert knowledge in logistics and risk management, thereby enabling them to face global competition.

Plantersnet.com has become popular among coffee growers as an effective platform for global trade.


www.plantersnet.com





In addition to assisting with knowledge management through the website, ITC provides on-ground inputs to farmers on best practices, grading standards, quality policy etc.

"A quiet digital revolution is reshaping the lives of farmers in remote Indian villages.

In these villages, farmers grow soyabeans, wheat and coffee in small plots of land, as they have for thousands of years. A typical village has no reliable electricity and has antiquated telephone lines. The farmers are largely illiterate and have never seen a computer. But farmers in these villages are conducting e-business through an initiative called e-Choupal, created by ITC, one of India's largest consumer product and agribusiness companies."

– Mohanbir Sawhney, McCormick Tribune Professor of Technology, Kellogg School of Management, USA.

e-Choupal – at a glance

Milestones

Commencement of Initiative: 2000

- States covered: 6
- Villages covered: 21,000
- e-Choupal installations: 4,100
- Empowered e-farmers: 2.4 million

Agenda for the next decade

- **States to be covered: 15**
- **Villages to be covered: 100,000**
- **e-Choupals to be installed: 20,000**
- **Farmers to be e-empowered: 10 million**

To know more about the e-Choupal, log on to:

www.itcportal.com
www.itcibd.com
www.soyachoupal.com
www.aquachoupal.com
www.plantersnet.com
www.echoupal.com





Social and Farm Forestry – wasteland owners to productive farmers

ITC's afforestation project is driven by the realisation that India's poor forest cover – a meagre 11% of the geographical area of the country against a desirable 33% – has serious implications for the rural poor. Forests and common property resources constitute as much as 20% or more of the total income source of such households. ITC has effectively leveraged its need for wood fibre to provide significant opportunities to economically backward wasteland owners. The main plank of ITC's forestry projects is the building of grassroots capacities to initiate a virtuous cycle of sustainable development.

ITC's afforestation mission goes beyond regenerating wastelands and forests. It enhances farm incomes and generates sustainable employment.

In a single year – 2002 – ITC's afforestation programme has resulted in the planting of 20 million saplings. So far, 66 million saplings have been planted over 19,500 hectares, generating employment opportunities for 200,000 people. During the next 10 years, 600 million saplings will be planted over 100,000 hectares of private wastelands, benefiting 1.2 million people.

ITC, working with select NGOs, identifies poor tribals with wastelands and organises them into self-supporting forest user groups. The user group leaders are trained by ITC to follow best silvicultural practices to grow high quality timber as a viable cash crop, and other local species that meet domestic, fodder, fuel and nutrition requirements.



ITC has institutionalised its intervention by creating village-level natural resource management committees comprising local farmers.

ITC provides a comprehensive package of support and extension services to farmers – loans, land development, planting of saplings, plantation maintenance, marketing and funds management. Helping the farmer produce a quality that attracts the best price. After the first harvest, the farmer returns the loan to his forest resource user group, in the process, creating a village development fund large enough to sponsor aspiring timber growers. Or meet other village development needs. Making sustainability a reality.





ITC provides valuable extension support to farmers by teaching them silvicultural practices.

ITC also makes available high-yielding, disease-resistant clonal planting stock developed through biotechnology-based research at its Bhadrachalam unit. The commercial viability of these clones is evident from the fact that farmers have brought 19,500 hectares under such plantations. Another 8,000 hectares have been planted by the forest departments of Andhra Pradesh, Tamil Nadu, Karnataka, Maharashtra and West Bengal.



Inter-cropping on plantations provides assured income to farmers during the gestation period of these plantations.



Mist chamber at ITC's pioneering R&D Centre in Bhadrachalam, Andhra Pradesh.
The productivity of Bhadrachalam clones is 6 to 9 times higher than that of seedling plantations.





Site-specific clones help tribals overcome alkaline and saline soil problems to convert wastelands into lush plantations.

At the heart of this comprehensive greening project is ITC's state-of-art research centre, consistently striving for productivity improvement of several tree species in order to give attractive land-use alternatives to traditional farmers and wasteland owners. So far 86 high-yielding, fast-growing and disease-resistant 'Bhadrachalam' clones have been produced on a commercial scale with productivity that is 6-9 times that of the normal seedlings. Included in these are 23 site-specific clones adapted to problematic alkaline and saline soils. In the pipeline are research projects on casuarina, subabul, rain-fed bamboo and sustainable agro-forestry models.


Bhadrachalam Clonal Plantation Programme

ITC has created an attractive income opportunity for farmers to grow high-yielding, disease-resistant clonal saplings into plantations.



The success of older plantations, seen in the background, is spawning a new generation of plantations, seen in the foreground.

These strategic initiatives will, on one hand, make procurement of industrial timber exclusively from sustainable sources a reality within 10 years and on the other hand, benefit 1.2 million people through incremental employment. Additionally, it helps forest conservation by reducing pressure on public forests.

Apart from the obvious benefits of increasing the forest cover, this effort also directly contributes to in-situ moisture conservation, groundwater recharge and significant reduction in top-soil losses due to wind and water erosion. With poor households having access to their own woody biomass under ITC's social forestry programme, they can



meet most of their fuelwood requirements in-house through loppings and toppings, thus further reducing pressure on public forests. As a result of the leaf-litter from multi-species plantations and the promotion of leguminous inter-crops, depleted soils are constantly enriched. Soon this will lead to a decline in fertiliser and pesticide consumption, thus reducing the pollution of groundwater sources by such chemicals.

Social & Farm Forestry – at a glance

Milestones

Commencement of initiative: 1998

- Area developed: 19,500 hectares
- Saplings planted: 66 million
- Number of beneficiaries through additional employment: 200,000 people

Agenda for the next decade

- **Area to be developed: 100,000 hectares**
- **Saplings to be planted: 600 million**
- **Potential beneficiaries through additional employment: 1.2 million people**



ITC is helping build cost-effective percolation tanks to protect farmlands from acute moisture stress and high soil erosion.

Integrated Watershed Development –
dry despair to green hopes

Some dry and despairing facts stare India in the face. The present average soil loss in the country is about 16.35 tons per hectare per year, which is at least 3 to 5 times worse than what it ought to be. Nearly 67% of the cultivated area in the country faces severe moisture stress for 5 to 10 months a year. Crop productivity in drylands is low, unstable and highly vulnerable to seasonality.



ITC has initiated a comprehensive watershed development programme which is critical to soil-water retention and the reversal of land degradation.

ITC's integrated watershed development initiative is a key intervention to reverse such moisture stress in some of the more acutely affected, drought-prone districts of the country. Currently, 541 small and large water harvesting structures built by ITC provide critical irrigation to nearly 8,000 hectares of land in Andhra Pradesh, Karnataka and Madhya Pradesh. This programme will soon be extended to Uttar Pradesh and Bihar.



Village-level water user groups trained by ITC plan, implement and maintain micro watershed projects.

ITC's watershed development seeks to achieve two critical objectives: water conservation and soil enrichment. It constitutes water user groups and trains them to plan and build water harvesting structures like contour bunds, check dams, percolation tanks and farm ponds.

Trained farmers use their knowledge of the terrain to identify locations for building water structures and develop the related micro plans. ITC contributes 75% of the cost, the balance 25% being mobilised by the user groups. The rich silt excavated from percolation tanks is used to enhance soil fertility. User groups raise regular contributions from the farmers to meet the maintenance cost of these water harvesting structures.





ITC's conservation projects include construction of surplus weirs (top left) to channel water flow from percolation tanks and excavation of farm ponds (top right) for rain water harvesting.



So far ITC has brought nearly 8,000 hectares of degraded land under its soil and moisture conservation programme, providing critical irrigation and generating employment during the lean season.


Integrated Watershed
Development Programme

Integrated Watershed Development – at a glance

Milestones

Commencement of initiative: 2001

- **Percolation tanks: 110**
- **Bunds/check dams erected: 131**
- **Farm ponds: 300**
- **Irrigated area: 8,000 hectares**

Agenda for the next decade

- **Percolation tanks: 1,000**
- **Bunds/check dams: 300**
- **Farm ponds: 5,000**
- **Area to be irrigated: 50,000 hectares**





Women's Empowerment - homemakers to income builders

The need of the hour is to diversify rural livelihoods. Towards this end, ITC has forged an empowering partnership with rural women - the most effective development workers. ITC's intervention leverages micro-credit and skills training to generate alternate employment opportunities. Increased income in the hands of rural women means better nutrition, health care and education for their children.

ITC believes that economic empowerment of women transforms them into powerful agents of social change.

Working with NGOs, ITC has organised village women into micro-credit groups. Group members make monthly contributions to create a savings corpus. The corpus is used to extend soft loans to group members, thereby eliminating the stranglehold of the moneylender. The system of mandatory contribution further strengthens the savings habit, leading to capital augmentation.

ITC provides training to group members to handle bank accounts and understand the nuances of government development programmes. Empowered groups function autonomously and take their own decisions, including sanction of loans to fellow-members and collection of repayments. Well-managed micro-credit groups with no default records receive further support from ITC in the form of seed money for self-employment activities.



Venture funds provided by ITC have already spawned hundreds of women entrepreneurs. Their earnings, ranging from Rs 70 to Rs 150 per day, not only supplement household incomes but also significantly enhance their self-esteem.







ITC also conducts skills training to enhance employability. Pickle-making, fish-processing, vermicomposting, spice processing and agarbatti-rolling in rural areas and chikankari, garment-sewing, driving and computer-aided secretarial training in semi-urban areas are some of the examples. ITC goes a step further to help find employment for these trained women in areas related to its operations. This programme is helping women across Andhra Pradesh, Karnataka, Madhya Pradesh, Uttar Pradesh and Bihar.

Women's Empowerment – at a glance

Milestones

Commencement of initiative: 2001

- Micro-credit groups established: 500
- Number of members: 9,600
- Women entrepreneurs created: 1,900

Agenda for the next decade

- **Micro-credit groups: 2,000**
- **Members to be added: 50,000**
- **Women entrepreneurs to be created: 10,000**



The ITC-supported Artificial Insemination technician provides doorstep service to the farmer, helping produce high milk-yielding cross breeds



Livestock development – enhancing dairy productivity

India has the largest cattle population in the world. Almost every rural household in India, whether landed or landless, owns livestock. However, average milk yield at 300 kg per lactation is abysmally low due to severe genetic erosion and fodder scarcity.

Dairy farming requires low investment and has the potential to create attractive livelihood opportunities for the economically challenged sections of rural India, provided livestock can be genetically upgraded through systematic and scientific animal husbandry.

To significantly enhance the milk yield, ITC is assisting farmers to cross-breed their low milk-yielding cattle with high-yielding breeds.

In a concerted endeavour to increase milk yield, ITC is spearheading a Livestock Development programme in Bihar, Uttar Pradesh and Madhya Pradesh. In collaboration with BAIF Development Research Foundation, a national NGO specialising in livestock development, ITC assists small and landless farmers to cross-breed their low milk-yielding cattle with high-yielding breeds like Jersey and Holstein-Friesian. The Company provides a basket of services at the farmer's doorstep to facilitate cross-breeding.

The range of services that ITC offers includes:

- Artificial Insemination (AI), using high quality frozen semen from BAIF's state-of-the-art production centre in Pune
- Regular follow-up like investigation of diseases, vaccination and nutritional advice
- Pre and post-natal care for artificially inseminated cattle and the progeny

Livestock development services at the farmer's doorstep



1 *A BAIF technician receiving a farmer's call.*



2 *Frozen semen stored in a cryocan being transferred to a mobile unit.*



3 *The mobile unit enables quick response to farmer requests.*



4 *Artificial insemination in progress.*



5 *Follow-up visit by the technician to the farmer to advise on pre & post-natal cattle care.*

ITC trains diploma and degree holders in agriculture and animal science to become Artificial Insemination technicians to enhance livestock management skills in rural areas. The technicians provide service to the farmers right at their doorstep. ITC also promotes low-cost "complete feed," helping reduce the pressure on invaluable forest resources and pastures.

Cross-bred cattle yield about 2100-2700 kg of milk per lactation, as compared to the current level of 300 kgs. ITC's Livestock Development programme is reaching out every year, to 12,000 farmers in 600 villages, inseminating 15,000 cattle through 30 Insemination Centres.

The programme has a resultant beneficial impact on the ecosystem as well. Improved cattle feed significantly boosts dung production, thereby producing much more farm manure and biogas. Even small farmers are consequently able to instal biogas plants, reducing their dependence on fuelwood, thereby conserving precious forests.

Livestock Development – at a glance

Agenda for every year

- **Cattle to be artificially inseminated: 15,000**
- **Farmers to benefit: 12,000**
- **Villages to be covered: 600**





ITC provides critical support to state-run village schools, improving school buildings and supplying books, satchels and uniforms to students.

Primary Education – dropouts to self-reliant citizens



Nobel Laureate Amartya Sen has pointed out that the opportunities promised by market-based reforms are critically circumscribed in a nation where large numbers cannot read or write or count.

ITC's education support programmes are aimed at overcoming the lack of opportunities available to the poor. ITC believes that the extensive network of government-supported schools must be made more attractive to children. It provides critical support to state-run schools to maximise enrolment and minimise dropouts.

ITC provides poor children the greatest asset that they can aspire to: education for a brighter future.

Its initiatives include improving school buildings, constructing toilets, providing electricity connections and supplying fans and lights. ITC provides students with uniforms, satchels and books. So far, 9,000 children have benefited in 5 states.



ITC has financed the establishment of Supplementary Learning Centres to help poor students cope with their lessons and improve their scholastic abilities, thereby preventing dropouts. This scheme also benefits educated local youth who serve as tutors at these centres. ITC-sponsored NGOs also conduct teacher training programmes to raise the standard of teaching in government-run primary schools. ITC helps NGOs to organise summer camps, sports and other extra-curricular activities as part of the overall development inputs for children.



An ITC-assisted Supplementary Learning Centre (above) for underprivileged children. The dramatic improvement in the academic performance of these children has made such centres very popular with parents.



Primary Education – at a glance

Milestones

Commencement of initiative: 2000

- Number of schools assisted: 85
- Students receiving books and uniforms: 9,000
- Supplementary Learning Centres: 88

Agenda for the next decade

- Number of schools to be assisted: 1,000
- Students to receive books and uniforms: 50,000
- Supplementary Learning Centres to be set up: 1,000

A SUSTAINABLE MODEL

"There is no inherent contradiction between improving competitive context and making a sincere commitment to bettering society. Indeed, the more closely a company's philanthropy is linked to its competitive context, the greater the company's contribution to society will be. If systematically pursued in a way that maximizes the value created, context-focused philanthropy can offer companies a new set of competitive tools that well justifies the investment of resources. At the same time, it can unlock a vastly more powerful way to make the world a better place."

Michael E. Porter and Mark R. Kramer
The Competitive Advantage of Corporate Philanthropy
Harvard Business Review - Dec. 2002

For more information, e-mail EnduringValue@itc.co.in



ITC Limited

Enduring value.
For the nation. For the shareholder.

Visit us at www.itcportal.com

For additional copies, please write to the Corporate Communications Department, ITC Limited, 37, J. L. Nehru Road, Kolkata 700 071.

July 2004